 Exhibit 99.1

SNDL Acquires Zenabis Business

SNDL adds low-cost indoor cultivation with international export capabilities

CALGARY, AB, Nov. 1, 2022 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that, in the context of proceedings pursuant to the Zenabis Group's (as defined below) filing under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"), it has successfully closed its acquisition of the Zenabis Business (as defined below), pursuant to an approval order of the Québec Superior Court (the "Court").

"In preparation for the exit of Zenabis from the CCAA process, our operational teams have been working closely with Zenabis' Monitor and leadership as we plan to integrate our two businesses," said Zach George, SNDL's Chief Executive Officer. "As a result of the transaction, SNDL will acquire an indoor cultivation facility with considerable capabilities and proven outcomes, significant monetizable cannabis inventory, and valuable non-core real estate assets. We look forward to partnering with our colleagues at Zenabis to take advantage of the opportunities this acquisition offers."

The Zenabis Business' core asset is the 380,000-square-foot indoor growing facility in Atholville, New Brunswick, which has an annual production capacity of approximately 46,000 kilograms of dried cannabis and 15,000 kilograms of extraction capacity. The facility previously received EU GMP certification and has exported cannabis shipments to Malta, Israel and Australia. SNDL completed its first international shipment of dried cannabis flower in August of 2022, and as the Company works to expand its international export business, the Atholville facility and Zenabis Business' customer relationships are valuable assets.

The Company acquired more than 22 million grams of cannabis inventory, which will reduce near-term cultivation requirements and is expected to be monetized through wholesale transactions, international export, and branded product sales, partially through SNDL's network of 185 retail stores. The Zenabis Business' non-core assets include a 255,000-square-foot industrial facility in Stellarton, Nova Scotia, which is under non-binding discussions for sale by SNDL. Certain intellectual property rights for the Zenabis brands and cannabis strains were also acquired.

The order of the Court approved the acquisition by a wholly-owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the "Zenabis Group"), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owns all of the assets of the business of the Zenabis Group (the "Zenabis Business") subject to certain exclusions, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly-owned subsidiary of SNDL, which was preserved).

Advisors

McCarthy Tétrault LLP acted as legal counsel to SNDL. Ernst & Young Inc. acted as the Monitor of the Zenabis Group with respect to the CCAA Proceedings and was represented by Osler, Hoskin & Harcourt LLP.

About SNDL Inc.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on SNDL, please go to https://www.sndl.com/.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release includes, but is not limited to, annual production and the potential expansion plans of the Company in Canada and internationally, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:30e 01-NOV-22